UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41706

SunCar Technology Group Inc.

(Translation of registrant’s name into English)

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

Tel: (86) 138-1779-6110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Appointment of Mr. Tianshi Yang

Effective January 25, 2024, SunCar Technology Group Inc., a Cayman Islands exempted company (the “Company”) appointed Mr. Tianshi Yang (“Mr. Yang”) as the Chief Strategy Officer (“CSO”) of the Company. As the CSO, Mr. Yang will be in charge of the Company’s capital market management, strategic investment, international financing, investor relation, among others.

Mr. Tianshi Yang, aged 34, has more than 12 years of experience in finance, and investment in China, Hong Kong, and the U.S. as well as management experiences in three Nasdaq listed companies and a public company listed in the Stock Exchange of Hong Kong. From June 2021 to September 2023, Mr. Yang has served as the chief financial officer of TD Holdings, Inc. (NASDAQ: GLG), currently BAIYU Holdings, Inc. (NASDAQ: BYU), a company engaged in commodity trading business and supply chain service business in China. From March 2020 to May 2021, Mr. Yang served as the director of investor relation in Aesthetic Medical International Holdings Group Limited (NASDAQ: AIH), a company that provides aesthetic medical service. From January 2019 to February 2020, Mr. Yang served as the financial department director of Meten International Education Group Ltd. (NASDAQ: METX), an English language training service provider. From May 2016 to October 2018, Mr. Yang served as the investment director of China First Capital Group (HKEX: 01269), an educational investment company. Mr. Yang has also served as an Auditor at Ernst & Young from September 2011 to September 2013. Mr. Yang earned his Bachelor’s degree in Economics from Tianjin University of Finance and Economics in China in June 2011 and a Master’s degree in Financial Engineering from Brandeis University in Boston, U.S. in February 2016.

There are no family relationships between Mr. Yang and any director or other executive officer of the Company. There are no transactions between Mr. Yang or any member of his immediate families and the Company or any of its subsidiaries that would be reportable as a related party transaction under the rules of the Securities and Exchange Commission. Further, there is no arrangement or understanding between Mr. Yang and any other persons or entities pursuant to which Mr. Yang was appointed as the CSO of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SunCar Technology Group Inc.

Date: January 30, 2024	By:	/s/ Zaichang Ye
	Name:	Zaichang Ye
	Title:	Chief Executive Officer
(Principal Executive Officer)

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